Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 8
DATED SEPTEMBER 5, 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 8 to you in order to supplement our Prospectus and its Supplements. This Supplement, dated September 5, 2001 to our Prospectus dated February 1, 2001, updates information in the "Real Property Investments", "Investment Objectives and Policies" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 8 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001 and No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)) and must be read in conjunction with our Prospectus and those Supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties we may acquire.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring in the properties, the tenants or in the local economic conditions; and
  our receipt of sufficient net proceeds from this offering to make the acquisitions.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

Eckerd Drug Stores

We anticipate purchasing the following six separate existing freestanding retail properties known as Eckerd Drug Stores, containing a total of 65,448 gross leasable square feet.

Location	Square Feet	Completion Date	Purchase Price ($)

Augusta Road and White Horse Road	10,908	July 2000	2,801,000
Greenville, South Carolina

NC Hwy. 66 and Main Street	10,908	February 2001	2,917,000
Walkertown, North Carolina

Pine Street and McCravy Street	10,908	October 2001*	2,803,000
Spartanburg, South Carolina

US 29 and Blackstock Road	10,908	February 2002*	2,721,000
Spartanburg, South Carolina

NC Hwy. 55 and Holly Springs Road	10,908	February 2002*	2,668,000
Holly Springs, North Carolina

US 401 and Perry Creek Road	10,908	February 2002*	2,856,000
Raleigh, North Carolina

*Completion date is an estimate. We expect to acquire these properties as construction is completed.

We anticipate purchasing these Eckerd Drug Stores from Eckerd, an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $16,766,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $256 per square foot of leasable space.

We intend to purchase these properties with our own funds. However, we expect to place financing on the properties at a later date.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the property is comparable to market rates. We believe that each of these properties is well located, has acceptable roadway access and is well maintained. These properties will be subject to competition from similar properties within their market area, and economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

These properties are expected to be on a triple net lease and the tenant will be responsible for all repairs.

One tenant, Eckerd Drug Stores, will lease 100% of the total gross leasable area of each property. The leases with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate GLA Leased	% of Total GLA of each	Current Annual	Base Rent Per Square Foot Per	Lease	Term
Location	(Sq. Ft.)	Property	Rent ($)	Annum ($)	Beginning	To

Augusta Road & White Horse Rd	10,908	100	283,423	25.98	07/01/00	07/01/20
Greenville, SC

NC Hwy. 66 & Main St	10,908	100	295,234	27.07	02/01/01	02/01/21
Walkertown, NC

Pine Street & McCravy St	10,908	100	283,657	26.00	*	*
Spartanburg, SC

US 29 & Blackstock Rd	10,908	100	275,385	25.25	*	*
Spartanburg, SC

NC Hwy. 55 & Holly Springs Rd	10,908	100	269,973	24.75	*	*
Holly Springs, NC

US 401 & Perry Creek Rd	10,908	100	289,003	26.49	*	*
Raleigh, NC

Each lease includes 4 options, each for a term of 5 years with a $.50 per square feet increase in base rent per square feet per annum.

* Properties are expected to be acquired as construction is completed. A twenty year lease is expected to commence as of the date of acquisition. Each lease is expected to include 4 options, each for a term of 5 years with a $.50 per square feet increase in base rent per square feet per annum.

For federal income tax purposes, the depreciable basis in these properties will be approximately $12,600,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The Shoppes of Citrus Hills, Hernando, Florida

We anticipate purchasing an existing shopping center known as the Shoppes of Citrus Hills located on approximately 8.67 acres and containing 67,327 gross leasable square feet plus an additional 1,600 square feet to be completed. The center is located at 2601-85 Forest Ridge Boulevard, in Hernando, Florida.

We anticipate purchasing the Shoppes of Citrus Hills from BVT Equity Holdings, an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $6,093,000 which includes $155,000 estimated for the completion of the 1,600 square feet expansion. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $91 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

The Shoppes of Citrus Hills was built in 1994. As of August 1, 2001, this property was approximately 96% leased.

One tenant, Publix (super market), leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	47,814	71%	8.25	04/01/1994	4/30/2014

Option 1			8.25	05/01/2014	04/30/2019
Option 2			8.25	05/01/2019	04/30/2024
Option 3			8.25	05/01/2024	04/30/2029
Option 4			8.25	05/01/2029	04/30/2034

For federal income tax purposes, the depreciable basis in this property will be approximately $4,600,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of August 1, 2001, a total 64,927 square feet was leased to 12 tenants at this property and one space is vacant. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Backyard Pool & Spa	2,152	12/01	-	26,405	12.27
Florida Homecare Medical	2,097	10/03	1/3 yr.	20,970	10.00
Garden of Beauty Day Spa	1,200	04/04	-	14,856	12.38
TLC Rehab, Inc	2,100	05/04	1/3 yr.	25,200	12.00
Touch of Quality Cleaners	1,200	05/04	1/3 yr.	17,304	14.42
Creative Frameworks	1,864	06/04	-	19,572	10.50
Mark Rodgers DDS	1,200	08/04	1/5 yr.	15,396	12.83
A Jewelry Store	900	09/04	-	12,033	13.37
Pak Mail Center	1,200	08/05	-	15,000	12.50
Dr. Blessilda Liu	1,200	12/05	-	13,800	11.50
Chan's Restaurant	2,000	12/05	1/5 yr.	24,000	12.00
Publix	47,814	04/14	4/5 yr.	394,466	8.25
Vacant	2,400

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	1	2,152	25,632	597,323	11.91	3.20	4.29
2002	-	-	-	575,939	-	-	-
2003	1	2,097	22,228	581,593	10.60	3.11	3.82
2004	6	8,464	111,404	564,488	13.16	12.57	19.74
2005	3	4,400	60,620	455,084	13.78	6.54	13.32
2006	-	-	-	394,464	-	-	-
2007	-	-	-	394,464	-	-	-
2008	-	-	-	394,464	-	-	-
2009	-	-	-	394,464	-	-	-
2010	-	-	-	394,464	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

Steeplechase Plaza, Ocala, Florida

We anticipate purchasing an existing shopping center known as Steeplechase Plaza Shopping Center located on approximately 14.86 acres and containing 87,380 gross leasable square feet plus an additional 4,800 square feet to be completed. The center is located at 8585 State Road 200, in Ocala, Florida.

We anticipate purchasing Steeplechase Plaza from BVT Equity Holdings, an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $8,457,000 which includes $465,000 estimated for the completion of the 4,800 square feet expansion. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $97 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Steeplechase Plaza was completed in 1993. Steeplechase Plaza is comprised of one single-story, multi-tenant, retail building and an outparcel with a ground lease. As of August 1, 2001, this property was approximately 99% leased.

Three tenants, Publix (a supermarket), Beall's Outlet (a discount department clothing store) and Walgreens (a retail drug store) each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	42,112	48%	7.90	07/1993	06/2013

Option 1			7.90	07/2013	06/2018
Option 2			7.90	07/2018	06/2023
Option 3			7.90	07/2023	06/2028
Option 4			7.90	07/2028	06/2033

Beall's Outlet	12,000	14	7.00	05/1999	04/2004

Option 1			7.00	05/2004	04/2009
Option 2			7.00	05/2009	04/2014
Option 3			7.00	05/2014	04/2019
Option 4			7.00	05/2019	04/2024

Walgreens	14,080	16	10.50	07/1993	06/2043

For federal income tax purposes, the depreciable basis in this property will be approximately $6,300,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of August 1, 2001, all 86,420 square feet was leased to 16 tenants at this property and one space is vacant. The following table sets forth certain information with respect to those leases:
	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Snappy Tomato Pizza	1,200	03/02	2/3 yr.	16,800	14.00
Hearing Concepts	1,200	04/02	-	15,600	13.00
Dentist	1,200	07/02	-	14,400	12.00
Robert Sterner, Attorney	1,200	08/02	-	14,400	12.00
Fashion Cents	1,500	11/02	1/3 yr.	22,500	15.00
Hair Cuttery	960	12/03	1/1 yr.	13,500	15.00
Bealls	12,000	04/04	4/5 yr.	84,000	7.00
State Farm	1,800	04/04	1/3 yr.	23,400	13.00
Tandy	2,400	05/04	1/5 yr.	33,600	14.00
Sunny Nails	1,080	06/04	1/3 yr.	14,040	13.00
Cardware Treasured Mem.	948	08/04	-	12,277	12.95
Bonus Dollar	3,600	05/05	1/5 yr.	43,200	12.00
Shangai Chinese	1,200	12/05	-	15,600	13.00
Checker's Drive-In	*	03/08	4/5 yr.	24,000
Publix	42,112	06/13	4/5 yr.	332,685	7.90
Walgreens	14,080	07/43	-	147,840	10.50
Vacant	960

* ground lease

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following table sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	-	-	-	823,048	-	-	-
2002	5	6,300	84,600	825,622	13.43	7.21	10.25
2003	1	900	13,500	742,951	15.00	1.03	1.82
2004	5	18,228	170,928	733,605	9.38	20.86	23.30
2005	2	4,800	60,795	565,323	12.67	5.49	10.75
2006	-	-	-	504,528	-	-	-
2007	-	-	-	504,528	-	-	-
2008	1	-	24,000	504,528	-	-	4.76
2009	-	-	-	480,528	-	-	-
2010	-	-	-	480,528	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

West Oaks Phase II, Ocoee, Florida

We anticipate purchasing a newly completed shopping center known as West Oaks Phase II Shopping Center containing 6,000 gross leasable square feet. The center is located at Colonial Drive and Clarke Road , in Ocoee, Florida.

On March 28, 2001 we purchased an existing shopping center known as West Oaks Towne Center located on approximately 8 acres adjacent to West Oaks Phase II and containing 60,528 gross leasable square feet. The proposed acquisition of West Oaks Phase II Shopping Center was included with the purchase of West Oaks Towne Center.

We anticipate purchasing West Oaks Phase II from Oakvest LLC, the same unaffiliated third party seller of West Oaks Towne Center. Our total acquisition cost, including expenses, is expected to be approximately $1,538,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $256 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

West Oaks Phase II was completed in 2001. West Oaks Phase II is comprised of one single-story, multi-tenant, retail building. As of September 1, 2001, this property was 100% leased.

Two tenants, State Farm Insurance and Honey Baked Hams each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
	ApproximateGLA Leased	% of Total	Base Rent Per Square Foot Per	Lease	Term	Current Annual
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To	Rent ($)

State Farm Insurance	3,200	53	27.50	08/2001	07/2006	88,000

Honey Baked Hams	2,800	47	26.65	08/2001	07/2011	74,620

There are no renewal options for these leases. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

For federal income tax purposes, the depreciable basis in this property will be approximately $1,200,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Investment Objectives and Policies

Distributions

The discussion under this section, which starts on page 77 of our prospectus, is supplemented by the following.

On August 27, 2001 Inland Retail Real Estate Trust, Inc. issued a press release announcing that the distribution payable to holders of its common stock was increased from $.80 to $.81 per share per annum for the shareholders of record on September 1, 2001, beginning with the distribution payable on October 7, 2001.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of August 27, 2001, we had sold 10,597,305 shares in our current offering resulting in gross proceeds of $104,943,976. Inland Securities Corporation, also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 27, 2001, we had incurred $8,794,696 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $96,149,280 of net proceeds from the sale of those 10,597,305 shares. An additional 533,375 shares have been sold pursuant to our Distribution Reinvestment Program as of August 27, 2001, for which we have received additional net proceeds of $5,067,062. As of August 27, 2001, we had repurchased 106,760 shares through our Share Repurchase Program resulting in disbursements totaling $971,113. As a result, our net offering proceeds from both offerings total approximately $225,112,153 as of August 27, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $664,994 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,695,000 are included in the purchase prices we have paid for all our properties purchased through August 27, 2001. As of August 27, 2001, we had invested approximately $203,600,000 in properties that we purchased for an aggregate purchase price of approximately $301,500,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of August 27, 2001, we had net offering proceeds of approximately $64,000,000 available for investment in additional properties.